Exhibit 20

                               FORD MOTOR COMPANY

NEWS

Contact:   George Pipas
           313-323-9216
           gpipas@ford.com

Go to http://media.ford.com for news releases and high-resolution photographs.


IMMEDIATE RELEASE
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FORD MOTOR COMPANY REPORTS AUGUST AND YEAR-TO-DATE U.S. SALES

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o Ford's August sales decline 15 percent compared with last year's record sales
o August truck sales down 7 percent; car sales fall 28 percent
o Jaguar and Land Rover set new records; Volvo sales up 11 percent
o All-new Ford F-150 debuts this weekend
o Ford announces fourth quarter North American production plan

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DEARBORN, Mich., Sept. 3 - U.S. customers purchased or leased 311,084 cars and trucks from Ford, Mercury, Lincoln, Jaguar, Volvo, and Land Rover dealers in August, down 15 percent compared with a year ago. Last August, the company set a sales record for the month. Sales of passenger cars were 99,669 (down 28 percent) and sales of trucks (pickups, sport utility vehicles, and vans) were 211,415 (down 7 percent).

Year-to-date, the company's sales were 2.36 million, down 5 percent compared with the same period a year ago. Sales of trucks were 1.5 million, down 1 percent, and car sales were 826,772, down 12 percent.

Ford's F-Series, America's best-selling truck for 26 years in a row, posted sales of 73,698, down 6 percent from last August's record sales of 78,566, and the third highest August sales in F-Series' 55-year history. In the first eight months of 2003, F-Series sales totaled 545,582.

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"The all-new F-150 has started to arrive at Ford dealer showrooms," said Jim
O'Connor, Ford group vice president, North America Marketing, Sales and Service. "New advertising debuts tomorrow - the start of F-150 Kickoff Weekend - and Ford dealers across the nation have planned special events for their customers to check out the next generation of the best-selling vehicle in America. It's been a long time since a new product introduction created this much anticipation in the industry."

Sales for the company's portfolio of sport utility vehicles also achieved near-record sales despite lower Explorer sales. Last August, Explorer posted its best sales month in its 13-year history (51,021). Higher sales for Ford Expedition (up 41 percent), record August sales for Ford Escape (15,438) and Mercury Mountaineer (5,188) and the best month ever for Lincoln Aviator (2,934) nearly enabled the company to set a new SUV sales record.

Volvo dealers reported August sales of 11,837, up 11 percent compared with a year ago. August was the tenth month in a row of higher sales at Volvo, a streak that started with the introduction of the award-winning XC90 sport utility vehicle. Volvo retailers remain on pace to set a new calendar year sales record in 2003 as year-to-date sales totaled 90,952, up 22 percent from a year ago.

Jaguar and Land Rover each posted record sales in August on the strength of new products at the top of their lineup. Jaguar dealers reported their best sales month in history (6,238), up 4 percent from last year's record sales. The all-new XJ sedan achieved sales of 1,262, up 74 percent compared with a year ago. Land Rover dealers reported record August sales (3,790) as the all-new Range Rover achieved its highest sales month in history.

In August, the company saw lower sales for its passenger cars (down 28 percent) and minivans (down 33 percent). These segments continue to be adversely affected by lower fleet deliveries and discontinued products. Later this year, the company will introduce new Ford and Mercury minivans and next year the company embarks on a major wave of new car introductions.

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North American Production
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The company revised its third quarter production plan downward by 10,000 vehicles to 800,000 vehicles (235,000 cars and 565,000 trucks) reflecting the impact of the mid-August blackout. The previous plan was 810,000 vehicles (245,000 cars and 565,000 trucks). In the fourth quarter, the company plans to produce 890,000 vehicles (235,000 cars and 655,000 trucks). In the fourth quarter of 2002, the company produced 951,000 vehicles (304,000 cars and 647,000 trucks).

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